Exhibit 21

Subsidiaries of the Registrant

Parent	Subsidiary	State of Incorporation	Percentage of Ownership

Security Federal Corporation	Security Federal Bank	United States	100%

	Security Federal Statutory Trust	South Carolina	100%

Security Federal Bank	Security Federal Insurance, Inc.	South Carolina	100%

	Security Financial Services	South Carolina	100%
	Corporation